                                      PLUMA


                                                                 ANNUAL REPORT
                                                                          1996

LETTER TO SHAREHOLDERS

April 28, 1997

Dear Fellow Shareholders:

  In our first letter to you as a public company, we would like to highlight some of our accomplishments over the past year and, more importantly, discuss the outlook for 1997.

  We were pleased with the Company's performance in 1996. Sales volume reached a record level for the year with a 27% increase over 1995. After a slow start to the year, primarily due to harsh winter weather hampering production and a carryover of an industry-wide slowdown during the fourth quarter of 1995, we were able to operate at higher capacity levels in the third and fourth quarters.

  Although gross profit as a percentage of net sales decreased slightly to 16.9% as compared to 19.1% a year ago due to higher raw material costs, harsh winter weather and weak demand in the first quarter, we were able to reduce selling, general and administrative costs by 36.4% in 1996. As a result, net income rose dramatically to $5,818,000 in 1996 from $1,107,000 in 1995. With an improved business environment in 1997, we expect gross profit margins to return to their historical levels.

  The balance sheet continued to improve in 1996 as inventories and receivables were up slightly while long-term debt was down to $44.4 million at year end. With our initial public offering of 2.8 million primary shares in March 1997, we raised $30 million in net proceeds to significantly reduce long-term debt giving us the resources to continue the growth of the Company.

  During 1996, we doubled our distribution capacity with the opening of a second distribution center and warehouse in Martinsville, Virginia. We also increased sewing capacity with the opening of a new sewing facility in Altavista, Virginia. These facilities will enable us to more efficiently accommodate the Company's growth.

  In addition to upgrading manufacturing and distribution facilities, we also continued to upgrade our management information systems. We commenced the implementation of a new financial and manufacturing controls system in 1996. When fully operational by January 1998, we expect this system to enhance our ability to more efficiently meet customer demands and better manage our growth.

  Pluma will continue to focus on increasing sales and profitability by producing high quality products, developing new products and styles and diversifying our customer base. Recently introduced products such as pique fleece, 100% cotton fleece and cotton/Spandex blend five-way stretch fleece have been well received by our customers. We are optimistic that these new products as well as increased demand for jersey products will lead to higher sales in 1997.

  The initial public offering in March 1997 was a significant achievement for Pluma, but we are already looking ahead to the rest of 1997 and beyond. We appreciate your continued support and look forward to reporting our results to you.

Sincerely,

/s/ G. Walker Box                         /s/ R. Duke Ferrell, Jr.
George WALKER BOX                             R. DUKE FERRELL, JR.
CHAIRMAN                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER

                     SELECTED FINANCIAL AND OPERATING DATA

     Statement of Operations Data for each of the years in the three-year period ended December 31, 1996, and the Balance Sheet Data as of December 31, 1996 and 1995 set forth below have been derived from the Company's audited financial statements included elsewhere in this Annual Report. The Statement of Operations Data for each of the years in the two-year period ended December 31, 1993, and the Balance Sheet Data as of December 31, 1994, 1993 and 1992 are derived from the Company's audited financial statements which are not included in this Annual Report.

                                                                                      YEARS ENDED DECEMBER 31,
                                                                    1996(1)(7)    1995(1)(2)(3)     1994       1993        1992
                                                                                 IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Net sales........................................................    $ 127,820      $ 100,710      $97,908    $86,645     $83,569
Cost of goods sold...............................................      106,247         81,429       81,409     72,762      69,421
Gross profit.....................................................       21,573         19,281       16,499     13,883      14,148
Selling, general and administrative expenses.....................        9,149         14,385        7,300      6,255       5,788
Income from operations...........................................       12,424          4,896        9,199      7,628       8,360
Other expenses, net..............................................        3,251          3,130        2,255      1,633         774
Income before income taxes and cumulative effect of accounting
  change.........................................................        9,173          1,766        6,944      5,995       7,586
Income taxes.....................................................        3,355            659        2,594      2,202       2,795
Income before cumulative effect of accounting change.............        5,818          1,107        4,350      3,793       4,791
Cumulative effect of accounting change...........................           --             --           --         74(4)       --
Net income.......................................................    $   5,818      $   1,107      $ 4,350    $ 3,867(4)  $ 4,791
Earnings per common share and common equivalent -- primary and fully diluted:
  Income before cumulative effect of accounting change...........    $    1.09      $     .21      $   .83    $   .69     $   .87
  Net income.....................................................    $    1.09      $     .21      $   .83    $   .70     $   .87
  Supplemental (5)...............................................    $     .91
Weighted average number of shares outstanding....................        5,316          5,316        5,244      5,554       5,537
Cash dividends per common share..................................    $     .11      $     .11      $   .11    $   .11     $   .08

                                                                                          AS OF DECEMBER 31,
                                                                           1996       1995       1994       1993       1992
                                                                                             IN THOUSANDS
BALANCE SHEET DATA:
Working capital........................................................   $49,901    $50,052    $31,926    $29,935    $24,735
Total assets...........................................................    89,218     88,613     68,554     61,941     52,442
Long-term debt, net of current portion.................................    44,420     50,120     30,465     28,684     22,169
Total shareholders' equity.............................................    32,143     26,902     26,373     25,110     21,946

                                                                                          YEARS ENDED DECEMBER 31,
                                                                          1996(1)(7)    1995(1)(2)(3)     1994      1993      1992
                                                                                            DOLLARS IN THOUSANDS
OTHER DATA:
Gross profit as a percentage of net sales..............................       16.9%           19.1%        16.9%     16.0%     16.9%
Income from operations as a percentage of net sales....................        9.7%            4.9%         9.4%      8.8%     10.0%
Depreciation and amortization..........................................     $3,804         $ 3,440       $2,885    $2,292    $1,753
Capital expenditures...................................................      3,399           5,856        4,495     7,086     5,952
EBITDA (6).............................................................     16,712           8,627       12,386     9,928    10,695

(1) In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales & Marketing

    Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales & Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. The Company's sales and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's sales and marketing expenses as a percent of net sales were 1.3% compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement.

(2) Includes a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable primarily related to the bankruptcy of a customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

(3) Had the Box Transaction occurred at the beginning of 1995, excluding the two non-recurring charges mentioned in notes (1) and (2), for the year ended December 31, 1995, selling, general and administrative expenses ("SG&A") would have been $7.3 million compared to $14.4 million as reported. In addition, Income from operations, Net income, Earnings per common share and common equivalent -- primary and fully diluted and EBITDA would have been $12.0 million, $5.5 million, $1.04 and $15.7 million, respectively.

(4) Includes $73,651 of income from the cumulative effect of a change in accounting for the adoption of SFAS No. 109.

(5) Based upon earnings with adjusted interest expense and adjusted weighted average number of shares after net proceeds from the Offering are used for repayment of indebtedness.

(6) Represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.

(7) Includes $83,930 of expense from the change in the method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The effect of the change was to decrease net income by $53,212 ($0.01 per share).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
GENERAL

     Pluma is a vertically integrated manufacturer of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. Pluma sells its products to companies such as adidas, Nike, Starter and Walt Disney. In addition, the Company sells products under its own "Pluma," "SANTEE" and "SNOWBANK" brand names to retail and wholesale customers such as Sam's Club and Frank L. Robinson Company.

     Since its inception, the Company has been an innovator of new products and styles and has focused on delivering higher quality products. The Company was one of the first to introduce heavyweight, fuller cut fleece products at attractive price points and fleecewear with higher cotton content. These products were well-received by consumers, and the Company rapidly increased sales and profitability as it expanded its business across broad market segments. In 1990, the Company began to produce heavyweight cotton jersey products suitable for outerwear in order to diversify its product mix, more efficiently utilize its manufacturing base and increase sales and profitability. Today, the Company continues to be an innovator of new products and recently introduced pique fleece, 100% cotton fleece and cotton/Spandex(TM) five-way stretch fleece.

     In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales and Marketing Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales and Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. Sales and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's sales and marketing expenses as a percent of net sales were 1.3% as compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement. In addition, in December 1995, the Company incurred a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable related to the bankruptcy of 20/20 Sport. Had the Box Transaction occurred as of the beginning of 1995, and excluding the two non-recurring charges, for the year ended December 31, 1995, SG&A as a percent of net sales would have been 7.3% as compared to 14.2%, as reported.

     The following table presents the major components of the Company's Statements of Operations as a percentage of net sales:

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                            1996        1995        1994
Net sales...............................................................................   100.0 %     100.0 %     100.0 %
Cost of goods sold......................................................................   83.1        80.9        83.1
Gross profit............................................................................   16.9        19.1        16.9
Selling, general and administrative expenses............................................    7.2        14.2         7.5
Income from operations..................................................................    9.7         4.9         9.4
Other expenses, net.....................................................................    2.5         3.1         2.3
Income before income taxes and cumulative effect of accounting change...................    7.2         1.8         7.1
Income taxes............................................................................    2.6          .7         2.7
Net income..............................................................................    4.6  %      1.1  %      4.4  %

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     NET SALES. Net sales increased 26.9% to $127.8 million in 1996 from $100.7 million in 1995, an increase of $27.1 million. Gross dozens sold of fleece and jersey increased 25.2% to 1.6 million dozens in 1996 from 1.3 million dozens in 1995. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and revenue from the addition of new customers. Sales of jersey activewear increased by 56.1% to $46.8 million in 1996 from $30.0 million in 1995, an increase of $16.8 million. Sales of new products accounted for 16.1% of 1996 net sales. Average sales price per dozen for total products increased 1.0% in 1996 as a result of an increased average sales price per dozen for fleece that was partially offset by a slight decline in the average sales price per dozen for jersey products.

     GROSS PROFIT. Gross profit was 16.9% of net sales in 1996 as compared to 19.1% in 1995. This decrease in gross profit was the result of increased sales of jersey activewear as a percent of total sales, higher raw material costs, harsh winter weather causing higher fuel costs, weak demand in the first quarter of 1996, and increased medical and workers' compensation insurance costs due to an increase in the labor force. As a result of the weak demand in the first quarter and the harsh winter weather mentioned above, the Company experienced lower than expected utilization of its plant facilities. There can be no assurance that the factors discussed above will not occur again.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A decreased 36.4% to $9.1 million in 1996 from $14.4 million in 1995. SG&A as a percent of net sales for 1996 was 7.2% compared to 14.2% in 1995. This decrease in SG&A as a percentage of net sales resulted primarily from bringing sales and marketing functions in-house.

     OTHER EXPENSES, NET. Other expenses, net, increased 3.9% to $3.3 million in 1996 from $3.1 million in 1995, an increase of $0.1 million. This increase was primarily the result of an increase in interest expense as a result of additional borrowings to fund higher inventories.

     INCOME TAXES. The effective tax rate was 36.6% in 1996 compared to 37.3% in 1995.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

     NET SALES. Net sales increased 2.9% to $100.7 million in 1995 from $97.9 million in 1994, an increase of $2.8 million. Gross dozens sold of fleece and jersey increased 9.5% to 1.3 million dozens in 1995 from 1.2 million dozens in 1994. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and additional revenue from a major customer. Sales of jersey activewear increased by 89.6% to $30.0 million in 1995 from $15.8 million in 1994, an increase of $14.2 million. Sales of new products accounted for 12.5% of 1995 net sales. Sales to one major customer, Sam's Club, increased by $8.7 million. This increase in net sales was offset by a 10.6% decrease in sales of fleece activewear to $70.6 million in 1995 from $79.0 million in 1994. This decrease was primarily attributable to a general weakness in demand for back-to-school and holiday seasonal purchasing. Average sales price per dozen for total products decreased 3.1% in 1995 as a result of increased sales of jersey products, which generally sell at lower price points than fleece. However, average sales price per dozen for fleece and jersey each increased.

     GROSS PROFIT. Gross profit was 19.1% of net sales in 1995, as compared to 16.9% in 1994. This increase in gross profit was a result of efficiency improvements resulting from computerized purchasing and scheduling controls and higher utilization of capacity for the first three quarters. This increase in gross profit was offset primarily by lower than expected utilization of the Company's plant and equipment in the fourth quarter of 1995, increased sales of jersey products and increased medical and workers' compensation insurance costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased 97.0% to $14.4 million in 1995 from $7.3 million in 1994, an increase of $7.1 million. SG&A as a percent of net sales for 1995 was 14.2% compared to 7.5% in 1994. This increase was due primarily to a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable related to 20/20 Sport, a customer that filed for bankruptcy protection in the U.S. Bankruptcy Court in the Southern District of New York in February 1996 (such amount subsequently has been written off), and a non-recurring charge of $2.0 million for termination of the Sales and Marketing Agreement as a result of the Box Transaction. In addition, compensation costs increased by $0.9 million. Had the Box Transaction occurred as of the beginning of 1995, and excluding the two non-recurring charges, for the year ended December 31, 1995, SG&A as a percent of net sales would have been 7.3% as compared to 14.2%, as reported.

     OTHER EXPENSES, NET. Other expenses, net, increased 38.9% to $3.1 million in 1995 from $2.3 million in 1994, an increase of $0.9 million. This increase was primarily the result of an increase in interest expense as a result of additional borrowings to fund higher inventories and the absence of the $0.3 million insurance settlement recognized in 1994.

     INCOME TAXES. The effective tax rate was 37.3% in 1995 compared to 37.4% in 1994.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth quarterly unaudited financial information of the Company for the eight quarters ended December 31, 1996. This information has been prepared on the same basis as the annual information presented elsewhere in this Annual Report and, in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the quarters presented when read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the results for any subsequent period or for the entire fiscal year. The quarterly unaudited financial information below differs from amounts previously reported by the Company as a result of allocating certain year-end accruals, including the Company's change in accounting for inventories, except production supplies, from the FIFO method to the LIFO method in 1996, to the respective interim periods in which the related charges were incurred. Except as otherwise indicated, any comparison discussed below reflects a change from the comparable quarter of the prior year.

                                                                             QUARTERS ENDED
                                                           1995                                          1996
                                        MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                                                                  IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales............................   $ 19,220    $23,141    $ 31,817    $26,532    $ 21,932    $33,887    $ 39,719    $32,282
Cost of goods sold...................     15,351     18,461      26,204     21,413      19,022     29,759      32,126     25,340
Gross profit.........................      3,869      4,680       5,613      5,119       2,910      4,128       7,593      6,942
Selling, general and administrative
  expenses...........................      1,893      2,202       2,557      7,733       2,025      2,298       2,356      2,470
Income (loss) from operations........      1,976      2,478       3,056     (2,614)        885      1,830       5,237      4,472
Other expenses, net..................        595        782         868        885         761        816         909        765
Income (loss) before income taxes....      1,381      1,696       2,188     (3,499)        124      1,014       4,328      3,707
Income taxes (benefits)..............        508        624         805     (1,278)         46        373       1,593      1,343
Net income (loss)....................   $    873    $ 1,072    $  1,383    $(2,221)   $     78    $   641    $  2,735    $ 2,364
Earnings per common share and
  common equivalent -- primary and
  fully diluted......................   $    .16    $   .20    $    .26    $  (.41)   $    .01    $   .12    $    .51    $   .45

     The activewear business is seasonal. Typically, demand for fleece products is lower during the first and second quarters of each year, which is partially offset by increased demand for jersey products in these periods.

     Compared to first quarter sales in 1995, first quarter sales in 1996 were $2.7 million higher. This increase was due, in part, to a carryover of additional demand for jersey and fleece products the Company experienced in the fourth quarter of 1995. Second quarter and third quarter sales increased $10.7 million and $7.9 million, respectively, over the prior year's second and third quarters' sales. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and revenue from the addition of new customers. The first and second quarters' gross profit as a percentage of net sales in 1995 was 20.1% and 20.2%, respectively. The first and second quarters' gross profit as a percentage of net sales in 1996 decreased to 13.3% and 12.2%, respectively. This decrease in gross profit was the result of increased sales of jersey activewear as a percent of total sales, higher raw material costs, harsh winter weather causing higher fuel costs, lower than expected utilization of the Company's plant and equipment during 1996 and sales of higher cost inventory which was manufactured during the fourth quarter of 1995. In the third and fourth quarters of 1996, gross profit as a percentage of net sales increased to 19.1% and 21.5%, respectively. This increase resulted from improved utilization as the result of greater demand and higher average sales price per dozen for fleece products.

     During the fourth quarter of 1995, the Company incurred two non-recurring charges: a $2.0 million termination charge as a result of the Box Transaction and a $3.3 million increase in the allowance for doubtful accounts due to the bankruptcy of 20/20 Sport.

     The Company has experienced and expects to continue to experience fluctuations in its quarterly results. The Company's revenues and operating performance are affected by a number of factors, including, but not limited to, changes in raw material prices, product mix and the general retailing environment. Therefore, the Company believes that quarter-to-quarter comparisons of its operating results are not necessarily indicative of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     PRINCIPAL SOURCES OF LIQUIDITY. Principal sources of liquidity have been bank financing, cash generated from the Company's operations and private placements of equity securities. Pursuant to a loan agreement executed on May 25, 1995 (the "Loan Agreement"), the Company entered into the Credit Facility with FUNB in the amount of the lesser of $55.0 million or the Company's "borrowing base" as defined in the Loan Agreement. As of December 31, 1996, $43.6 million was outstanding, leaving $11.4 million available. The Loan Agreement expires on May 30, 2000. The interest rate of the Credit Facility is variable, and, on December 31, 1996, it was 6.86%.

     The loan agreement evidencing the Credit Facility imposes certain operating and financial restrictions on the Company including but not limited to limitations on mergers or other consolidations, acquisition of assets, indebtedness or incurrence of capital leases, the creation of liens and other encumbrances on Company assets, the disposition of assets, the payment of dividends (if such payment would create a default under such loan), capital expenditures and investments and related party transactions. Further, the Company is required under the Credit Facility to maintain specified financial ratios and levels including (i) a minimum tangible net worth equal to the greater of $25.0 million plus an annual increase of $2.0 million for each calendar year beginning January 1, 1996 or its tangible net worth as of the immediately preceding December 31 less $4.0 million; (ii) a debt to equity ratio of no greater than 2.5 to 1 from January 1 through November 30 of each year and
2.0 to 1 during each December; and (iii) a requirement that the ratio of the Company's EBITDA (earnings before interest expense, income taxes, depreciation and amortization) to interest expense for any four consecutive quarters be no less than 3.5 to 1. The Company's obligations under the Loan Agreement are secured by substantially all of the Company's assets.

     As of December 31, 1996, the Company's debt to equity ratio was approximately 1.4 to 1. After applying the net proceeds of its Initial Public Offering of its Common Stock which was completed on March 14, 1997, the Company's debt to equity ratio was approximately 0.3 to 1.

     In 1994, the Company conducted a private placement of Common Stock at $10.686 per share pursuant to Regulation D promulgated under the Securities Act of 1933. The Company received approximately $1.7 million for 161,920 shares as a result of that offering. Proceeds from this private placement were used to reduce outstanding indebtedness.

     As of the date hereof, the Company owes $0.8 million on a promissory note given in January 1994 to a former officer/shareholder of the Company, as a portion of the purchase price paid to redeem all of his Pluma shares. The principal balance of this note, plus interest at 5.0% per annum, is due in full in January 1998. In the event the Company defaults on this obligation, it will be required to issue shares of Common Stock to this former officer/shareholder equal in value to the unpaid amount of the indebtedness plus any unpaid interest at the time of default.

     CASH FLOWS FROM OPERATING ACTIVITIES. For the year ended December 31, 1996, the Company's operations provided $9.6 million of cash. The principal uses of cash were repayment of the note payable issued in connection with the Box Transaction for $2.0 million and additional investments of $1.9 million in inventories and $0.6 million in accounts receivable. This use was offset by increases of $2.6 million in accounts payable and accrued expenses, consisting primarily of interest payable and reserves for medical and workers' compensation claims. For the year ended December 31, 1995, the Company's operations used $10.6 million of cash. The principal uses of cash were a $14.0 million increase in inventories and a $2.4 million increase in tax-related assets. Inventories increased primarily due to lower than expected demand in the fourth quarter of 1995. These uses were offset by increases in accrued expenses, primarily interest payable and reserves for medical and workers' compensation claims. For the year ended December 31, 1994, the Company's operations generated $4.0 million of cash. The principal use of cash was $5.6 million to fund accounts receivable. Cash flows from operations are impacted by seasonality and changes in product demand. In the past, in periods of weak demand, the Company has relied on bank financing to fund operations. However, the Company believes that cash flows from operations will be sufficient to cover operations and capital requirements for the next twelve months.

     CASH FLOWS FROM INVESTING ACTIVITIES. In each of the last three years the Company has invested heavily in plant and equipment to grow its business. Capital expenditures were $3.4 million for the year ended December 31, 1996. Capital expenditures were $5.9 million and $4.5 million in 1995 and 1994, respectively.

     CASH FLOWS FROM FINANCING ACTIVITIES. For the year ended December 31, 1996, the Company had net repayments of borrowings of $5.7 million and paid cash dividends of $0.6 million. In 1995, the Company had net proceeds from borrowings of $17.4 million to fund operations and investments and paid cash dividends of $0.6 million. In 1994, the Company had net repayments of borrowings of $0.4 million and paid cash dividends of $0.6 million. In addition, in 1994, the Company had proceeds of $1.7 million from the issuance of Common Stock and repurchases of stock totaling $0.8 million.

     CAPITAL EXPENDITURES. Additional capital expenditures are expected in future years to meet continued growth expectations. The Company anticipates expending approximately $3.0 million in 1997 for additional plant and equipment as well as approximately $2.0 million for the purchase and implementation of a new management information system to enhance the timing of financial reporting and accuracy of its controls.

FORWARD LOOKING STATEMENTS
Information in this Annual Report may contain "forward-looking statements." These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the actual costs of operating the Company's business, actual operating performance, the ability to maintain large client contracts or to enter into new contracts, and the level of demand for the Company's products. Additional factors that could cause actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission.

                          INDEPENDENT AUDITORS' REPORT

SHAREHOLDERS AND BOARD OF DIRECTORS OF PLUMA, INC.:

     We have audited the accompanying balance sheets of Pluma, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Pluma, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Winston-Salem, North Carolina
January 28, 1997

                                  PLUMA, INC.

                                 BALANCE SHEETS

                                                                                                         DECEMBER 31,
                                                                                                     1996           1995
ASSETS
Current assets:
  Cash.........................................................................................   $   291,488    $   596,429
  Accounts receivable (less allowance -- 1996, $817,080; 1995, $4,069,763) (note 5)............    22,545,795     21,939,763
  Income taxes receivable......................................................................            --      1,057,783
  Deferred income taxes (note 9)...............................................................     1,509,535      2,296,429
  Inventories (notes 3 and 5)..................................................................    34,025,895     32,169,247
  Other current assets.........................................................................       627,576        148,130
       Total current assets....................................................................    59,000,289     58,207,781

Property, plant and equipment (note 5):
  Land.........................................................................................       599,978        599,978
  Land improvements............................................................................       678,160        662,885
  Buildings and improvements...................................................................    14,078,626     13,516,551
  Machinery and equipment......................................................................    31,753,681     28,966,411
     Total property, plant and equipment.......................................................    47,110,445     43,745,825
  Less accumulated depreciation................................................................    17,468,062     13,682,273
       Property, plant and equipment, net......................................................    29,642,383     30,063,552
Other assets...................................................................................       575,662        341,787
TOTAL..........................................................................................   $89,218,334    $88,613,120
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (notes 5 and 16)........................................   $   849,640    $   849,640
  Note payable -- related party sales agency (note 13).........................................            --      1,999,000
  Accounts payable.............................................................................     4,456,770      2,828,781
  Income taxes payable.........................................................................       371,500             --
  Accrued expenses, including related party sales agency -- 1995, $152,418 (notes 4
     and 13)...................................................................................     3,421,181      2,478,081
       Total current liabilities...............................................................     9,099,091      8,155,502
Long-term debt (notes 5 and 16)................................................................    44,419,544     50,120,280
Deferred income taxes (note 9).................................................................     3,556,806      3,435,020
Commitments and contingencies (notes 10 and 12)

Shareholders' equity (notes 7, 8 and 17):
  Preferred stock, no par value, 1,000,000 shares authorized...................................            --             --
  Common stock, no par value, 15,000,000 shares authorized, shares issued and
     outstanding -- 1996, 5,315,852; 1995, 5,315,852...........................................     7,222,550      7,222,550
  Retained earnings............................................................................    24,920,343     19,679,768
       Total shareholders' equity..............................................................    32,142,893     26,902,318
TOTAL..........................................................................................   $89,218,334    $88,613,120

                       See notes to financial statements.

                                  PLUMA, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                                    1996            1995           1994
Net sales including related party customers -- 1994, $2,313,230 (notes 13 and
  14)........................................................................   $127,820,319    $100,710,495    $97,907,504
Cost of goods sold (notes 11 and 13).........................................    106,247,340      81,429,370     81,408,677
Gross profit.................................................................     21,572,979      19,281,125     16,498,827
Selling, general and administrative expenses including related party sales
  agency -- 1995, $3,327,307; 1994, $3,181,467 (notes 10, 13 and 15).........      9,149,039      12,384,876      7,300,187
  Termination fee (note 13)..................................................             --       2,000,000             --
       Total selling, general and administrative expenses....................      9,149,039      14,384,876      7,300,187
Income from operations.......................................................     12,423,940       4,896,249      9,198,640

Other income (expenses):
  Interest expense (note 5)..................................................     (3,735,468)     (3,421,385)    (2,556,134)
  Other income (expenses)....................................................        484,058         291,261        (10,794)
  Casualty gain (note 11)....................................................             --              --        312,733
       Total other expenses, net.............................................     (3,251,410)     (3,130,124)    (2,254,195)
Income before income taxes...................................................      9,172,530       1,766,125      6,944,445

Income taxes (benefit) (note 9):
  Current....................................................................      2,445,471       2,029,624      1,888,986
  Deferred...................................................................        908,680      (1,370,488)       705,008
       Total income taxes....................................................      3,354,151         659,136      2,593,994
Net income...................................................................   $  5,818,379    $  1,106,989    $ 4,350,451

  Earnings per common share and common equivalent -- primary and fully
     diluted.................................................................   $       1.09    $        .21    $       .83
Weighted average number of shares outstanding................................      5,315,852       5,315,852      5,244,060

                       See notes to financial statements.

                                  PLUMA, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              COMMON STOCK
                                                            (NOTES 7 AND 17)         PAID-IN       RETAINED      SHAREHOLDERS'
                                                          SHARES        AMOUNT       CAPITAL       EARNINGS         EQUITY
Balance, January 1, 1994..............................   5,551,475    $3,771,345    $  347,941    $20,990,301     $25,109,587
Sale of common stock..................................     161,920       110,000     1,620,300             --       1,730,300
Repurchase of common stock............................    (397,543)     (270,070)     (347,941)    (3,630,190)     (4,248,201)
Net income............................................          --            --            --      4,350,451       4,350,451
Dividends ($.11 per share)............................          --            --            --       (569,004)       (569,004)
Balance, December 31, 1994............................   5,315,852     3,611,275     1,620,300     21,141,558      26,373,133
Stock split...........................................          --     3,611,275    (1,620,300)    (1,990,975)             --
Net income............................................          --            --            --      1,106,989       1,106,989
Dividends ($.11 per share)............................          --            --            --       (577,804)       (577,804)
Balance, December 31, 1995............................   5,315,852     7,222,550            --     19,679,768      26,902,318
Net income............................................          --            --            --      5,818,379       5,818,379
Dividends ($.11 per share)............................          --            --            --       (577,804)       (577,804)
Balance, December 31, 1996............................   5,315,852    $7,222,550    $       --    $24,920,343     $32,142,893

                       See notes to financial statements.

                                  PLUMA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                                       1996           1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................................   $ 5,818,379    $ 1,106,989    $4,350,451
     Adjustments to reconcile net income to net cash provided by (used in)
       operating activities:
       Provision for depreciation and amortization...............................     3,804,481      3,439,559     2,885,179
       Other, net................................................................      (105,154)        13,260        70,406
       Increase in accounts receivable...........................................      (606,032)      (499,523)   (5,629,265)
       (Increase) decrease in income taxes receivable............................     1,057,783     (1,057,783)      436,752
       (Increase) decrease in deferred income taxes..............................       908,680     (1,370,488)      705,008
       Increase in inventories...................................................    (1,856,648)   (14,046,154)     (523,378)
       Increase (decrease) in accounts payable...................................     1,627,989     (1,577,237)    1,595,554
       Increase in accrued expenses..............................................       943,100      1,435,387       107,071
       Increase (decrease) in note payable -- related party sales agency.........    (1,999,000)     1,999,000            --
Net cash provided by (used in) operating activities..............................     9,593,578    (10,556,990)    3,997,778
CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchases of property, plant and equipment................................    (3,398,804)    (5,855,714)   (4,494,511)
       Other, net................................................................      (221,175)       (17,342)      (48,418)
Net cash used in investing activities............................................    (3,619,979)    (5,873,056)   (4,542,929)
CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from issuance of long-term debt..................................            --             --     1,926,223
       Repayments of long-term debt..............................................      (849,640)   (14,102,575)   (1,997,132)
       Borrowings from note payable -- Bank......................................    20,000,000      5,000,000     4,418,133
       Repayments of note payable -- Bank........................................   (20,000,000)    (5,000,000)   (4,418,133)
       Net borrowings from (repayments of) revolving loan........................    (4,851,096)    31,557,000      (371,000)
       Payment of dividends......................................................      (577,804)      (577,804)     (569,004)
       Proceeds from sale of common stock........................................            --             --     1,730,300
       Repurchase of common stock................................................            --             --      (849,640)
Net cash provided by (used in) financing activities..............................    (6,278,540)    16,876,621      (130,253)
Net increase (decrease) in cash..................................................      (304,941)       446,575      (675,404)
Cash, beginning of period........................................................       596,429        149,854       825,258
Cash, end of period..............................................................   $   291,488    $   596,429    $  149,854
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest....................................................................   $ 3,860,064    $ 2,538,550    $2,556,134
     Income taxes................................................................   $ 1,430,000    $ 3,212,641    $1,327,000

Noncash financing activities -- A subordinated promissory note was issued in exchange for common stock of $3,398,561 during 1994 (notes 5 and 7).

                       See notes to financial statements.

                                  PLUMA, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     Pluma, Inc. (the "Company") is a vertically integrated manufacturer of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. The Company sells its products, either directly or through its distributors, to a number of highly recognized companies such as adidas, Nike, Starter Galt and Walt Disney. In addition, it sells products under its own "Pluma," "SANTEE" and "SNOWBANK" brand names to retail and wholesale customers such as Sam's Club and Frank L. Robinson Company. The Company operates in a single business segment.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTS RECEIVABLE -- Accounts receivable is reduced by an allowance to the amount expected to be collected with a charge against net income. Specific accounts that are considered to be uncollectible are written off by reducing accounts receivable and the allowance.

     INVENTORIES -- Beginning in 1996, raw materials, work-in-progress and finished goods inventories are valued at the lower of cost, as determined by the last-in, first-out ("LIFO") method, or market. Production supplies are valued at the lower of cost, as determined by the first-in, first-out ("FIFO") method, or market. Prior to 1996, all inventories were valued at the lower of cost, as determined by the FIFO method, or market. Inventory cost includes material and conversion costs.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost and is depreciated using the straight-line method for financial reporting purposes and accelerated method for income tax purposes. Maintenance and repairs are charged to income and betterments are capitalized.

     The average estimated useful lives of property for purposes of computing depreciation are:

Land improvements..................................................................15 years
Buildings and improvements.........................................................39 years
Machinery and equipment............................................................10 years

     SELF-INSURANCE RESERVES -- Self-insurance reserves represent the estimated liability on medical and workers' compensation claims reported to the Company plus reserves for claims incurred but not yet reported and the estimated settlement expenses related to these claims. The liabilities for claims and related settlement expenses are determined using "case basis" evaluations and statistical analysis and represent estimates of the ultimate net cost of all losses incurred through the balance sheet date. The Company's policy is to discount its workers' compensation reserves at a discount rate not to exceed a risk-free rate of return on U.S. government securities of similar duration as the reserves being discounted. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid claims and related settlement expenses are adequate. The estimates are continually reviewed by management and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations. Self-insurance reserves are included in accrued expenses.

     INCOME TAXES -- Income taxes are provided on pre-tax earnings as reported in the financial statements. Deferred income taxes result from temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured for income tax purposes.

     STOCK OPTIONS -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of APB No. 25 provided that they make pro forma disclosures on net income and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25 (note 8).

     TREASURY STOCK -- Under the state laws of North Carolina, shares of stock repurchased by the Company are considered authorized but unissued shares, and are reflected as such in the financial statements.

                                  PLUMA, INC.

     EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT -- Primary earnings per common share and common equivalent amounts are based on the weighted average number of shares actually outstanding plus shares that would be outstanding assuming exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock. The number of shares used in the computations were 5,315,852 for 1996, 5,315,852 for 1995 and 5,244,060 for 1994. The effect of fully diluting earnings per share amounts is not material.

     REVENUE RECOGNITION -- The Company recognizes the sale of goods when the goods are shipped or ownership is assumed by the customer. Sales are recognized net of estimated returns and allowances.

     CAPITALIZED SOFTWARE COSTS -- The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over the economic lives of the related products not to exceed five years.

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. For the year ended December 31, 1995, the statement of operations includes a provision for doubtful accounts receivable which totals $3,250,071 principally related to 20/20 Sport, a customer that filed for bankruptcy protection. The Company wrote-off this account in 1996.

     RECLASSIFICATIONS -- Certain 1995 and 1994 amounts have been reclassified to conform with 1996 presentation.

     NEW ACCOUNTING STANDARD -- In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and to long-lived assets and certain identifiable intangibles to be disposed of, be reported at the lower of carrying amount or fair value less cost to sell. An entity shall review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss recognized in accordance with this standard shall be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Since adoption, no material impairment losses have been recognized.

(3) INVENTORIES

     Inventories at December 31, 1996 and 1995 consist of the following:

                                                                                 DECEMBER 31,
                                                                             1996           1995
At FIFO cost:
Raw materials..........................................................   $ 1,279,512    $   695,225
Work-in-progress.......................................................     3,297,522      2,641,316
Finished goods.........................................................    30,037,951     28,718,963
Production supplies....................................................       608,824        725,911
                                                                           35,223,809     32,781,415
Excess of FIFO over LIFO cost..........................................       (83,930)            --
                                                                           35,139,879     32,781,415
Excess of cost over market.............................................    (1,113,984)      (612,168)
Total..................................................................   $34,025,895    $32,169,247

     During 1996, the Company changed its method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The Company believes the LIFO method more closely relates current costs with current sales in periods of rising prices. The effect of the change was to decrease net income for 1996 by $53,212 ($0.01 per

                                  PLUMA, INC.

share). The change had no effect on prior years because inventories under the FIFO method at December 31, 1995, as previously reported, were the amount of the beginning 1996 inventories under the LIFO method. Accordingly, pro forma results for prior years under the LIFO method are not applicable.

     If the cost of all inventories had been determined by the FIFO method, which approximates current cost, the cost of inventories would have been $83,930 greater at December 31, 1996.

(4) ACCRUED EXPENSES

     Accrued expenses at December 31, 1996 and 1995 consist of the following:

                                                                                   DECEMBER 31,
                                                                                1996          1995
Salaries, commissions and bonuses.........................................   $1,042,786    $  663,672
Interest..................................................................      758,239       882,835
Insurance.................................................................    1,369,549       738,172
Other.....................................................................      250,607       193,402
Total.....................................................................   $3,421,181    $2,478,081

(5) LONG-TERM DEBT

     Long-term debt at December 31, 1996 and 1995 consists of the following:

                                                                                 DECEMBER 31,
                                                                             1996           1995
Revolving loan.........................................................   $43,569,904    $48,421,000
Subordinated debt......................................................     1,699,280      2,548,920
Total..................................................................    45,269,184     50,969,920
Less current maturities................................................       849,640        849,640
Long-term debt.........................................................   $44,419,544    $50,120,280

     On May 25, 1995, the Company renegotiated the revolving loan in its entirety. All term loans and the prior revolving loan were consolidated into one revolving loan (the "Loan Agreement") with a maximum borrowing limit of $55,000,000. The revolving line of credit is subject to defined borrowings based on eligible assets as defined in the Loan Agreement. Interest is computed daily and payable quarterly at the lowest borrower selected rate of (a) prime rate minus 25 basis points, (b) certificates of deposit contract rate or (c) monthly LIBOR contract rate. The selected rate of interest is determined monthly and is subject to defined adjustments pursuant to the interest coverage ratio. At December 31, 1996 and 1995, the interest rate was 6.86% and 7.04%, respectively. A fee is payable quarterly based on the product of the unused commitment margin times the difference between the committed amount during the prior quarter and the average daily balance of the loans outstanding during such quarter.

     Among the various provisions, limitations and restrictions contained in the Loan Agreement, the Company must meet specified tangible net worth, debt to equity ratio and interest coverage ratio requirements. Under the Loan Agreement, the Company is restricted in the amount of its capital expenditures, indebtedness to certain other parties, or redemption of its stock that would create an event of default. In the event of default, unless a waiver is obtained, the Company is prohibited from paying dividends. The Loan Agreement may be terminated at any time upon the occurrence of an event of default. The Company retains the right to remedy certain events of default within 10 days after notice. The Company was in compliance with all covenants as of December 31, 1996. The Company was in violation of the indebtedness and capital leases, transactions with related persons, capital expenditures, liabilities to equity ratio, and interest coverage ratio covenants and obtained waivers for these violations as of December 31, 1995. The Company was in compliance with all other covenants.

     Long-term debt is collateralized by substantially all accounts receivable, inventories and property.

                                  PLUMA, INC.

     The Company issued a promissory note dated January 28, 1994 to a former officer/shareholder in connection with the repurchase of his stock (see note 7). This note matures on January 31, 1998 and requires annual payments of $849,640. Interest on the unpaid principal balance is paid quarterly at an annual rate of 5.0%, since May 1, 1994. The promissory note is subordinated to the Loan Agreement. The Company's obligations under the promissory note are secured by the shares repurchased from the former officer/shareholder. In the event the Company is in default under the terms of the promissory note, the former officer/shareholder will be entitled to have the Company's Common Stock re-issued to him. The number of shares to be re-issued in the event of default will be determined by dividing the amount due under the note at the time of such default by the fair value of the Company's Common Stock shares at such time.

     Future aggregate annual payments on long-term debt are $849,640, $849,640, and $43,569,904 for 1997, 1998 and 2000, respectively.

(6) NOTE PAYABLE -- BANK

     On April 16, 1996, the Company borrowed $10,000,000 at the rate of monthly LIBOR plus 150 basis points. During September 1996, the Company repaid the April 1996 note and borrowed $10,000,000 bearing interest at the rate of monthly LIBOR plus 120 basis points. The principal was repaid during November 1996 (note 17).

(7) CAPITAL STOCK

     On January 28, 1997, the Board of Directors declared a 0.736-for-one reverse common stock split for shareholders of record on February 3, 1997. On June 27, 1995, the Board of Directors declared a two-for-one common stock split for shareholders of record on October 1, 1995. The shares were issued on November 27, 1995. All references in the accompanying financial statements to the number of common shares and per share amounts reflect the stock split and reverse stock split.

     On July 22, 1996, the Company amended its Articles of Incorporation changing the par value of Common Stock from $1.00 per share to Common Stock having no par value and authorizing 1,000,000 shares of no par value Preferred Stock.

     In December of 1995, the shareholders of the Company adopted an amendment to the Articles of Incorporation to increase the Company's authorized shares of Common Stock from 8,000,000 to 15,000,000, which was effective January 10, 1996.

     During the years ended December 31, 1996, 1995 and 1994, the Company held stock exchanges under the terms of its Stock Transfer and Redemption Agreement adopted by the Company on June 10, 1991. Numerous transactions among authorized parties (as defined in the agreement) took place under these exchanges. The Company did not repurchase shares during 1996, 1995 and 1994 under the Stock Transfer and Redemption Agreement.

     On January 28, 1994, the Company repurchased 397,543 shares of Common Stock owned by a former officer/shareholder at $10.686 per share. Approximately twenty percent of the purchase price, or $849,640, was paid in cash with the balance to be paid under terms of a promissory note (note 5).

     During the year ended December 31, 1994, the Company conducted a private placement of Common Stock. The Company received $1,730,300 (161,920 shares issued at $10.686 per share) as a result of the stock offering.

(8) STOCK OPTIONS

     In October 1995, the Company adopted the 1995 Stock Option Plan in which 515,200 shares of the Company's Common Stock may be issued. The exercise price of the options may not be less than the fair value of the Common Stock on the date of grant. The options granted become exercisable at such time or times as shall be determined by the Compensation Committee of the Board of Directors (the "Committee"). The Committee may at any time accelerate the exercisability of all or any portion of any stock option. These options expire, if not exercised, ten years from the date of grant. Participants in the Plan may be independent contractors or employees of independent contractors, full or part-time officers and other employees of the Company, or independent directors of the Company.

                                  PLUMA, INC.

     In October 1995 and April 1996, the Company granted 379,776 and 32,384 options, respectively, to purchase Common Stock at an exercise price of $13.077 per share of which 117,171 and 58,880 options are exercisable as of December 31, 1996 and 1995, respectively. 29,440 options were forfeited as of December 31, 1995. The remaining 265,549 options become exercisable in 20% increments on the anniversary dates of the grants as follows:

YEAR                                                                   SHARES
1997...............................................................    64,768
1998...............................................................    64,768
1999...............................................................    64,768
2000...............................................................    64,768
2001...............................................................     6,477
  Total............................................................   265,549

     The Company applies APB No. 25 and related interpretations in accounting for the 1995 Stock Option Plan. Accordingly, no compensation cost has been recognized since the exercise price approximates the fair value of the stock price at the grant dates. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                             YEARS ENDED DECEMBER 31,
                                                                                1996          1995
Net income:
  As reported.............................................................   $5,818,379    $1,106,989
  Pro forma...............................................................    5,679,877       444,500
Earnings per share:
  As reported.............................................................   $     1.09    $      .21
  Pro forma...............................................................         1.07           .08

     A summary of the status of the Company's 1995 Stock Option Plan as of December 31, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                                                                       WEIGHTED-AVERAGE
                                                                            SHARES      EXERCISE PRICE
Outstanding, January 1, 1995.............................................        --              --
  Granted................................................................   379,776        $ 13.077
  Forfeited..............................................................   (29,440)         13.077
Outstanding, December 31, 1995...........................................   350,336          13.077
  Granted................................................................    32,384          13.077
Outstanding, December 31, 1996...........................................   382,720          13.077

                                                                                     DECEMBER 31,
                                                                                    1996       1995
Options exercisable at year end................................................   $117,171    $58,880
Weighted average fair value of options granted during the year.................   $   6.60    $  3.04

     At December 31, 1996, the outstanding options have a weighted average remaining contractual life of 8.9 years. All outstanding options and exercisable options have an exercise price of $13.077.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0.8% and 1.2%; expected volatility of 40.9% and 41.2%, risk-free interest rates of 5.9% and 6.8%; and expected lives of 5 years for both years.

                                  PLUMA, INC.

(9) INCOME TAXES

     The provision for income tax expense for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                                                     YEARS ENDED DECEMBER 31,
                                                                 1996          1995           1994
Current federal income tax expense.........................   $2,178,903    $ 1,808,190    $1,658,236
Current state income tax expense...........................      266,568        221,434       230,750
  Total current income tax expense.........................    2,445,471      2,029,624     1,888,986
Deferred federal income tax expense (benefit)..............      809,689     (1,202,587)      637,156
Deferred state income tax expense (benefit)................       98,991       (167,901)       67,852
  Total deferred income tax expense (benefit)..............      908,680     (1,370,488)      705,008
  Total income tax expense.................................   $3,354,151    $   659,136    $2,593,994

     The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items:

                                                                       YEARS ENDED DECEMBER 31,
                                                                    1996         1995         1994
Income taxes computed at U.S. federal statutory rate..........   $3,118,660    $600,482    $2,361,111
State income taxes, net of federal income tax effect..........      243,027      47,473       196,862
Other, net....................................................       (7,536)     11,181        36,021
Total income tax expense......................................   $3,354,151    $659,136    $2,593,994

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Significant components comprising the Company's net deferred tax assets and liabilities were as follows:

                                                                                  DECEMBER 31,
                                                                              1996           1995
Deferred tax liabilities:
  Current -- Prepaid insurance..........................................   $   (74,642)   $   (54,287)
  Long-term -- Property, plant and equipment............................    (3,556,806)    (3,435,020)
       Total deferred tax liabilities...................................    (3,631,448)    (3,489,307)
Deferred tax assets:
  Current --
     Bad debt reserve...................................................       196,951      1,328,963
     Medical reserve....................................................       170,823         73,276
     Uniform capitalization.............................................       634,729        699,121
     Returns reserve....................................................       102,443        162,545
     Workers' compensation reserve......................................       220,585         86,811
     LIFO market write-down.............................................       258,646             --
       Total deferred tax assets........................................     1,584,177      2,350,716
  Net deferred tax liability............................................   $(2,047,271)   $(1,138,591)

                                  PLUMA, INC.

(10) LEASES

     At December 31, 1996, the Company was committed to pay rentals under various noncancelable operating leases with lease terms in excess of one year as follows:

YEAR ENDING
DECEMBER 31,
1997...........................................................   $ 1,875,457
1998...........................................................     1,390,164
1999...........................................................     1,066,478
2000...........................................................     1,006,990
2001...........................................................       929,884
  Thereafter...................................................     5,257,869
     Total.....................................................   $11,526,842

     Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements.

     Rental expense under all leases accounted for as operating leases was $2,145,061, $1,730,932 and $1,414,971 for the years ended December 31, 1996,
1995 and 1994, respectively (see note 13).

(11) INSURANCE SETTLEMENT

     On August 17, 1994, a tornado partially destroyed one of the Company's leased warehouses and substantially damaged finished goods inventory. The inventory loss was covered by insurance. Insurance and salvage proceeds were $1,763,431. Most of the proceeds are reflected as a reduction of cost of goods sold ($1,450,698) to offset expense and inventory losses incurred as a result of the storm. The proceeds in excess of inventory costs and miscellaneous expenses are reflected in the financial statements as other income ($312,733).

(12) COMMITMENTS AND CONTINGENCIES

     The Company has Employment Agreements with its senior executive officers, the terms of which expire December 1998. Upon termination of an Employment Agreement after a change of control in the Company, as defined, the Company would be liable for a maximum of three times the eligible employee's, as defined, (i) average annual salary, as defined, and (ii) any bonuses, as defined. In addition, under the Employment Agreements, the senior executive officers are entitled to annual incentive bonus payments if specified management goals are attained under Pluma's Bonus Plan.

     The Company maintains a Sales Incentive Plan payable to the sales staff if specified sales volume is reached.

     Arising out of the conduct of its business, on occasion, various claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

(13) RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1995 and 1994, sales commissions of $3,327,307 and $3,181,467, respectively, at a rate of 3.0% of the aggregate sales price of orders shipped by the Company, plus marketing reimbursements, were paid to the Company's sales agency, a company owned by a certain shareholder and director of the Company. At December 31, 1995, $152,418 was due the sales agency. During December 1995, the Company entered into an agreement for the termination of the sales contract with the sales agency. Under the terms of this agreement, the Company paid the sales agency $1,000 on December 29, 1995 and $1,999,000 with a promissory note that was paid in full in January 1996. Since December 31, 1995, the Company has not paid commissions to the sales agency for sales subsequent to December 31, 1995. Selling, general and administrative expenses would have been $12,384,876 if the cost of terminating the sales agreement were

                                  PLUMA, INC.

excluded for the year ended December 31, 1995. The Company will be liable for any returns or uncollectible accounts resulting from sales prior to December 31, 1995. The sales agency and the Company have released and discharged each other from any and all past, present and future actions.

     The Company has various operating leases from certain shareholders. The leases have terms of approximately one to 14 years with aggregate monthly payments of $98,751, $65,254 and $63,150 in the years ended 1996, 1995 and 1994, respectively. Total operating lease expense for 1996, 1995 and 1994 was $1,144,193, $773,600, and $507,120, respectively. As of December 31, 1996, future minimum lease payments under these operating leases totaled $8,603,330.

     The Company leased sewing equipment and accessories from relatives of an officer/director. Lease payments under these leases were $28,650 in 1994. Equipment under these leases was purchased by the Company for $98,384 during 1994 after the leases expired.

     A contractor performed miscellaneous work totaling $478,646, $31,032 and $40,358 for the years ended December 31, 1996, 1995 and 1994, respectively. Certain shareholders of the Company are affiliated with the contractor.

     The president of one of the Company's major customers was re-elected to the Board of Directors at the annual shareholders' meeting in April 1995. The Company had sales in 1994 of $2,313,230 to this customer. These sales were consummated on terms equivalent to those that prevail in arm's-length transactions.

     During 1996 and 1995, the Company made payments totaling $223,338 and $247,324, respectively, for contract services rendered to the Company for packaging and preparing Company products for shipment. A director/shareholder is affiliated with this contractor.

     During 1996, the Company contracted for fabric dyeing totaling $42,776 with a contractor owned by a director of the Company. The Company had sales to this contractor in 1996 of $80,005 and had a balance due of $67,096 at December 31, 1996.

     During 1996, the Company made payments to a contractor totaling $121,395 for advisory fees. A director/shareholder is affiliated with this contractor. At December 31, 1996, $10,014 was due this contractor.

(14) SALES TO MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     A substantial amount of sales and receivables are to relatively few customers. Credit limits, ongoing credit evaluations and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

     In 1996, two customers accounted for approximately 24.1% and 14.7%, respectively, of net sales. In 1995, three customers accounted for approximately 16.1%, 12.8% and 11.4%, respectively, of net sales. In 1994, three customers accounted for approximately 13.2%, 10.4% and 10.1%, respectively, of net sales.

(15) 401(K) RETIREMENT SAVINGS PLAN

     The Company maintains a 401(k) retirement savings plan for the benefit of its employees who have completed at least one year of service and have attained age 21. The amount of the Company's annual matching contribution is discretionary, and the Company currently funds accrued profit sharing expenses.

     During 1996, 1995 and 1994, the Company contributed $161,461, $129,378 and $121,279, respectively, to the 401(k) retirement savings plan.

                                  PLUMA, INC.

(16) FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The carrying amount of cash, accounts receivable and trade accounts payable is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on quoted market prices. At December 31, 1996, the carrying value and the fair value of long-term debt totaled $45,269,184 and $44,458,592, respectively. All financial instruments are held for purposes other than trading.

(17) EVENTS SUBSEQUENT TO DECEMBER 31, 1996

     On January 28, 1997, the Board of Directors declared a 0.736-for-one reverse common stock split for shareholders of record on February 3, 1997 (note
7).

EXECUTIVE OFFICERS AND DIRECTORS

DIRECTORS

George G. Wade
CHAIRMAN EMERITUS OF THE BOARD AND SECRETARY
Pluma, Inc.

G. Walker Box
CHAIRMAN OF THE BOARD; PRESIDENT
Box & Company

R. Duke Ferrell, Jr.
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Pluma, Inc.

C. Monroe Light
EXECUTIVE VICE PRESIDENT OF MANUFACTURING
Pluma, Inc.

Barry A. Bowles
CHAIRMAN OF THE BOARD
Stanley W. Bowles Corporation

Kemp D. Box
PRIVATE INVESTOR

Dr. David C. Jones
PRIVATE INVESTOR

William K. Mileski
FOUNDER
Meritage LLC

R. Stephens Pannill
PRIVATE INVESTOR

J. Robert Philpott, Jr.
PRESIDENT AND TREASURER
Philpott, Ball & Company

EXECUTIVE OFFICERS

George G. Wade
CHAIRMAN EMERITUS OF THE BOARD AND SECRETARY

G. Walker Box
CHAIRMAN OF THE BOARD

R. Duke Ferrell, Jr.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

C. Monroe Light
EXECUTIVE VICE PRESIDENT OF MANUFACTURING

Forrest H. Truitt, II
EXECUTIVE VICE PRESIDENT, TREASURER AND
  CHIEF FINANCIAL OFFICER

Milton A. Barber, IV
VICE PRESIDENT OF SALES AND MARKETING

Nancy B. Barksdale
VICE PRESIDENT AND CONTROLLER

Jeffrey D. Cox
VICE PRESIDENT OF MANUFACTURING

David S. Green
VICE PRESIDENT OF HUMAN RESOURCES

Walter E. Helton
VICE PRESIDENT OF OPERATIONS

Raymond L. Rea
VICE PRESIDENT OF MANUFACTURING

CORPORATE INFORMATION

CORPORATE OFFICES
801 Fieldcrest Road
Eden, North Carolina 27288
(910) 635-4000

STOCK TRANSFER AGENT AND REGISTRAR
First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard -- 3C3
Charlotte, North Carolina 28288-1153
(800) 829-8432

Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact First Union directly.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Winston-Salem, North Carolina

INVESTOR RELATIONS
Investor Relations
Pluma, Inc.
P.O. Drawer 487
Eden, North Carolina 27289
(910) 635-4000

PUBLICATIONS
The Company's Annual and Interim Reports, Proxy Statement, Form 10-K and Form 10-Q reports will be available free of charge from our Investor Relations Department at the Company's corporate address.

GENERAL COUNSEL
Allman Spry Leggett & Crumpler, P.A.
Winston-Salem, North Carolina

STOCK LISTING
New York Stock Exchange
Symbol: PLU

STOCK MARKET INFORMATION
Pluma, Inc. completed its initial public offering of common stock on March 14, 1997. At April 22, 1997, there were approximately 1,400 beneficial shareholders.

ANNUAL MEETING
The 1997 Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Time on June 5, 1997, at Bassett Country Club, Bassett, Virginia.

DIVIDENDS
The Company paid quarterly cash dividends on its Common Stock in the amount of $0.0272 per share for each quarter of 1995 and 1996. The Company does not anticipate paying any cash dividends in the foreseeable future, and it intends to retain future earnings for the development and expansion of its business.

                                     PLUMA






PLUMA, INC. (Bullet) 801 FIELDCREST ROAD (Bullet) P.O. DRAWER 487 (Bullet) EDEN,
 NC 27289-0487 (Bullet) TELEPHONE: (910) 635-4000 (Bullet) FAX: (910) 635-1814